NEWS RELEASE


                                                           FOR IMMEDIATE RELEASE
                                                                December 1, 2005

FOR DETAILS, CONTACT:
Ola Bosterud
Phone: +47 67 52 64 00
Cellular: +47 90 95 47 43

Christopher Mollerlokken
Phone: +47 67 52 64 00
Cellular: +47 90 27 63 55

US Investor Services,
Renee Sixkiller,
Phone: +1 281 509 8548


                 99% Consent to Amend Indentures on Senior Notes

     December 1, 2005, OSLO, NORWAY - Petroleum Geo Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that, as of 5:00 p.m., New York City time, on Wednesday, November 30, 2005, tenders and consents representing approximately 99% of the $745.9 million aggregate principal amount of its outstanding 10% Senior Notes due 2010 (the "Notes") had been received. Consequently, PGS has received the requisite consents from holders of the Notes to amend the indenture governing such Notes, which amendment will eliminate substantially all of the restrictive covenants and certain events of default relating to the Notes. The Company, the guarantors of the Notes and the trustee under the indenture governing the Notes have executed and delivered a supplemental indenture containing the proposed amendments described in the Tender Offer and Consent Solicitation Statement dated November 15, 2005 (the "Offer to Purchase"). The amendments implemented by the supplemental indenture will not become operative until PGS accepts validly tendered Notes for payment in accordance with the terms, and subject to the conditions, described in the Offer to Purchase. If the amendments become operative, holders of all untendered Notes will be bound thereby.

     The Company will pay a total consideration of $1,136.40 for each $1,000.00 principal amount of Notes purchased pursuant to the tender offer, plus accrued and unpaid interest up to, but not including, the date of payment for the Notes.

     The purchase price includes a consent payment of $20.00 per $1,000.00 principal amount of Notes. Only holders of the Notes who validly tendered and did not withdraw their Notes pursuant to the tender offer at or prior to 5:00 p.m. New York City time on November 30, 2005 (the "Consent Payment Deadline") will receive the consent payment. Holders who tender their Notes after the Consent Payment Deadline, but on or prior to the expiration of the tender offer, will receive tender offer consideration of $1,116.40 for each $1,000.00 principal amount of Notes purchased pursuant to the tender offer, plus accrued and unpaid interest up to, but not including, the date of payment for the Notes. The purchase price for each $1,000.00 principal amount of Notes validly tendered and accepted for purchase was determined by reference to a fixed spread of 50 basis points over the yield (as reported by Bloomberg Government Pricing Monitor on "Page PX4" at 2:00 p.m. New York City Time on November 30, 2005) of the 3.00% U.S. Treasury Note due November 15, 2007.

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
Petroleum Geo-Services Inc  Phone: +1 281-509-8000  Petroleum Geo-Services ASA   Phone:  +47 6752 6400
15150 Memorial Drive        Fax:   +1 281-509-8500  Strandveien 4                Fax     +47 6752 6464
Houston, TX 77079, USA                              P.O.Box 89
                                                    N-1325 Lysaker, Norway

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     The tender offer is scheduled to expire at 8:00 a.m. New York City time on
December 14, 2005, unless extended or earlier terminated. The tender offer is contingent upon, among other things, PGS successfully entering into a new credit facility as previously announced by the Company in a press release dated November 15, 2005.

     PGS has engaged UBS Securities LLC as dealer manager for the tender offer and solicitation agents for the consent solicitation. Questions regarding the tender offer and consent solicitation may be directed to UBS at (888) 722-9555 x 4210 or (203) 719-4210. Requests for documentation should be directed to Global Bondholder Services Corp. at (866) 592-2200 or (212) 430-3774, the information agent for the tender offer and consent solicitation.

     The tender offer and consent solicitation are made solely on the terms and conditions set forth in the Offer to Purchase. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of the Company. It also is not a solicitation of consents to the proposed amendments to the indenture governing the Notes. No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.


                                      ****

     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20- F for the year ended December 31, 2004. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.


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